UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

All American Group, Inc.
(Name of Issuer)
Common Stock, Without Par Value
(Title of Class of Securities)
189873102
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	189873102

1	NAMES OF REPORTING PERSONS Bradley Louis Radoff

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		1,221,059

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,221,059

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,221,059

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13G/A
This Amendment No. 2 (this “Amendment”) to the Schedule 13G filed on April 23, 2009 (the “Schedule 13G”) is being filed on behalf of Bradley Louis Radoff relating to the Common Stock, Without Par Value (the “Common Stock”), of All American Group, Inc., an Indiana corporation (the “Issuer”), purchased by Mr. Radoff.
This Amendment amends and restates the Schedule 13G as follows.

Item 1(a)	Name of Issuer.

All American Group, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

2831 Dexter Drive Elkhart, Indiana 46514

Item 2(a)	Name of Person Filing.
Mr. Bradley Louis Radoff

Item 2(b)	Address of Principal Business Office, or, if non, Residence
1177 West Loop South Suite 1625 Houston, Texas 77027

Item 2(c)	Place of Organization.

Mr. Radoff is a U.S. citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, Without Par Value (the “Common Stock”)

Item 2(e)	CUSIP Number.

189873102

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.
(a)	Mr. Radoff is the beneficial owner of 1,221,059 shares of Common Stock.

(b)
Mr. Radoff beneficially owns 1,221,059 shares of Common Stock, which represents approximately 3.3% of the shares of Common Stock issued and outstanding. This percentage is determined by dividing the number of shares beneficially held by Mr. Radoff by 36,750,083, the number of shares of Common Stock issued and outstanding as of November 30, 2010, as reported in the Issuer’s Form 10-Q/A filed with the Securities and Exchange Commission on December 17, 2010.

(c)	Mr. Radoff may direct the vote and disposition of 1,221,059 shares of Common Stock.
Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☑.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2011

/s/ Bradley Louis Radoff
Bradley Louis Radoff

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